August 6, 2019

Joseph E. Payne
President, Chief Executive Officer and Director
Arcturus Therapeutics Ltd.
10628 Science Center Drive
Suite 250
San Diego, California 92121

       Re: Arcturus Therapeutics Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           File No. 001-35932

Dear Mr. Payne:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7 Management's Discussion and Analysis of Financial Condition and Results of
Operations.
Results of Operations
Research and Development Expenses, net , page 70

1. We note from your Overview on pages 7 and 8 that you are developing several product candidates. For each of the years ended December 31, 2017 and 2018 and for the three months ended March 31, 2018 and 2019, please provide us your research and development expenses by product candidate. To the extent that you do not track those
      expenses by product candidate, provide us by project those costs that you do track by project and, for the remainder of expenses, provide them to us by type.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Joseph E. Payne
Arcturus Therapeutics Ltd.
August 6, 2019
Page 2

action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Sharon Blume at 202-551-3474 if
you have questions.



FirstName LastNameJoseph E. Payne                      Sincerely,
Comapany NameArcturus Therapeutics Ltd.
                                                       Division of Corporation
Finance
August 6, 2019 Page 2                                  Office of Healthcare &
Insurance
FirstName LastName